Renewable Fuel Corp
FY10 Restatement
Malaysian Plant Valuation Report

G-01

Purpose and procedures: To provide copy of the executive summary of the plant valuation by VPC Alliance, which valued the plant at approximately $45mm USD. Refer to our assessment of the Company's impairment calculation at G-02

VPC Alliance (PJ) Sdn. Bhd. (479204-W) VE (1) 0

International Property Consultants, Valuers & Agents

10-3A, Jalan SS26/9, Mayang Plaza,
Taman Mayang Jaya, 47301 Petaling Jaya.

Tel : 03-7880 0155
Fax : 03-7880 0166
Email : vpcpj@streamyx.com

Directors
Francis Loh FRIC
Tan Beng Sooi A
James Wong BA MIS (M)
Kelvin Tan ARICS MIS (M)
Caroline Sebangkit B.Sc ARICS
Tan Lee Kang B.Sc MIS (M) ARICS
Chew Kwong Cheong B.Surv MIS (M)

Penang : 04-331 3392
Kuala Lumpur : 03-2148 8968
Alor Setar : 04-730 1777
Kota Kinabalu : 088-218503
Kuching : 082-419200

VPC
MALAYSIA

Our Ref.: VPCPJ/08/22102/MC Tan

5th November, 2008

The Directors,
Plant Biofuels Corporation Sdn Bhd,
31C-3, Kelana Mall,
Jalan SS 6/12, 47301 Petaling Jaya,
Selangor Darul Ehsan, Malaysia.

Dear Sir/Madam,

VALUATION OF LAND, BUILDINGS, PLANT AND MACHINERY (BIO-DIESEL PLANT) ON PROPERTY LOCATED AT LOT 122A, JALAN GEBENG 2/3, GEBENG INDUSTRIAL ESTATE, 26080 KUANTAN, PAHANG DARUL MAKMUR

We thank you for your instruction to advise on the Market Value of the above-mentioned property for **FINANCIAL REPORTING** purposes.

We have inspected the subject property and investigated available information and data relevant to the property. We note that on the date of inspection, the subject property is in the final stage of construction for a bio-diesel plant.

The individual title of the subject property is yet to be issued by the relevant authority.

The land area of the subject property is approximately 11 acres (i.e. 479,160 square feet) as per a copy of the Sale and Purchase Agreement dated 7th November, 2006 between Perbadanan Kemajuan Negeri Pahang (vendor) and Plant Biofuels Corporation Sdn Bhd (purchaser) provided to us.

The land will be held under a 99-year leasehold tenure and the category of land use is "Industry".

Our basis of valuation is the **Market Value**. **Market Value** is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Paragraph 32 of **Financial Reporting Standard (FRS) 116** of the **Malaysian Accounting Standards Board (MASB)** states that "The fair value of land and building is usually determined from market based evidence by appraisal that is normally undertaken by professionally qualified valuers. The fair value of items of plant and equipment is usually their market value determined by appraisal".

Malaysia
Petaling Jaya
Johor Bahru
Penang
Kuala Lumpur
Alor Setar
Kota Kinabalu
Kuching

Affiliated Offices
Singapore
Jakarta
Surabaya
Bangkok

VPC
MALAYSIA

Paragraph 6 of the **Financial Reporting Standard (FRS) 116** defines **Fair Value** as the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Paragraph 33 of **Financial Reporting Standard (FRS) 116** also states that "If there is no evidence of market based evidence of fair value because of the specialised nature of the property, plant and equipment and the items are rarely sold, except as part of a continuing business, an entity may need to estimate fair value using an income or a depreciated replacement cost approach.

As the subject property is a specialised property and rarely sold, we have adopted the depreciated replacement cost approach in arriving at the Market Value (Fair Value) of the subject property and the valuation is on the basis of the property, plant and equipment being in continuous use.

We are of the opinion, the **Market Value (Fair Value)** of the above-mentioned property with vacant possession and free from encumbrances is as follows:-

Land	:	RM4,310,000/-
Buildings	:	RM1,850,000/-
Infrastructure	:	RM2,870,000/-
Plant and Machinery	:	RM149,000,000/-
Market Value	:	**RM158,030,000/-**

Convert value to USD:
Conversion rate on 11/5/08 is 1 ringget = 0.28202 USD per oanda.com. Therefore:
RM 158,030,000 = $44,567,000

Market Value (Fair Value): RM158,030,000/- (Ringgit Malaysia : One Hundred and Fifty Eight Million and Thirty Thousand Only).

This certificate of value is issued in advance and is to be read in the context of a full valuation report which will follow shortly.

Yours faithfully,
VPC ALLIANCE (PJ) SDN BHD

LOH SOONG PARK
FRICS MIS (M)
Registered Valuer (V-208)